CLAYMORE EXCHANGE-TRADED FUND TRUST 2
                            2455 Corporate West Drive
                                 Lisle, IL 60532



March 26, 2010

Mr. Richard Pfortde
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

RE: CLAYMORE EXCHANGE-TRADED FUND TRUST 2 --REQUEST FOR WITHDRAWAL OF POST-EFFECTIVE AMENDMENT NO. 37 TO THE TRUST'S REGISTRATION STATEMENT FILED ON FORM N-1A UNDER THE SECURITIES ACT OF 1933
         (FILE NOS. 333-135105 AND 811-21910)

Dear Mr. Pfortde:

         Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Act"), Claymore Exchange-Traded Fund Trust 2 (the "Trust") hereby requests withdrawal of Post-Effective Amendment No. 37 to the Trust's Registration Statement filed on Form N-1A (Accession No. 0000891804-08-003789), together with all exhibits filed therewith, filed on December 5, 2008 (the "Amendment").

         The Trust has determined not to proceed with the offering of the fund contained in the Amendment. No securities have been issued or sold in connection with the Amendment.

         If you have any questions, please feel free to contact our counsel, Jeremy Senderowicz, at (212) 641-5669. Thank you.


Sincerely yours,

Claymore Exchange-Traded Fund Trust 2

By:      /s/ Melissa Nguyen
         ----------------------
         Melissa Nguyen
         Secretary